Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of McLaren Technology Acquisition Corp. on Amendment No. 1 to Form S-1 (File No. 333-259339) of our report dated April 28, 2021, except Notes 3, 4 and 5, as to which the date is September 3, 2021, and second and third paragraphs of Note 8, as to which the date is October 19, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the financial statements of McLaren Technology Acquisition Corp. as of March 15, 2021 and for the period from February 24, 2021 (inception) through March 15, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

October 19, 2021